# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST, TORONTO, Ontario, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 10/22/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- HIGHBRIDGE CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,291,272; shared voting power 0; sole dispositive power 9,291,272; shared dispositive power 0; aggregate amount beneficially owned 9,291,272 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario, Canada, M5H 2L3

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the common shares, no par value ("Common Shares"), of Electra Battery Materials Corp., a Canadian corporation (the "Issuer"), and the Common Shares issuable upon the exercise of warrants directly held by the Highbridge Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.

This statement on Schedule 13G serves as an amendment to the Reporting Person's statement on Schedule 13D regarding its beneficial ownership of the Common Shares filed with the Securities and Exchange Commission (the "SEC") on July 24, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 25, 2025 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on September 18, 2025 ("Amendment No. 2" and the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the "Schedule 13D"). As disclosed in the Issuer's press release attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 22, 2025 (the "Form 6-K"), the transactions contemplated by the Transaction Support Agreement (as defined and as described in the Schedule 13D) were consummated on October 22, 2025 (the "Closing Date") and as a result, the Transaction Support Agreement terminated in accordance with its terms. Concurrently with the consummation of the transactions on the Closing Date, any "group" that may have been deemed to exist among the Reporting Person and the other Consenting Convertible Noteholders (as defined in the Schedule 13D) with respect to the Common Shares terminated. In addition, the Reporting Person may no longer be deemed to be holding the Common Shares for the purpose of or with the effect of changing or influencing the control of the Issuer. Accordingly, the Reporting Person is no longer filing a Schedule 13D with respect to its beneficial ownership of the Common Shares and is instead filing this statement on Schedule 13G. Reference is hereby made to the Restructuring (as defined in the Form 6-K) described in the Form 6-K the description of which is incorporated herein by reference.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of
93,652,239 Common Shares outstanding following the closing of the offering and restructuring, as reported and described in Exhibit 99.8 to the Issuer's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on October 24, 2025.

In addition to the Common Shares reported herein, the Highbridge Funds hold warrants to purchase 23,539,577 Common Shares received in the Restructuring (as described in the Form 6-K). However, pursuant to the terms of such warrants, the Reporting Person cannot exercise any of such warrants to the extent that the Reporting Person would beneficially own, after any such exercise, more than 9.9% of the outstanding Common Shares (the "9.9% Blocker"). Since the Reporting Person currently beneficially owns Common Shares representing 9.9% of the outstanding Common Shares, the Reporting Person is not able to exercise any of such warrants at this time.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein. Highbridge Tactical Credit Master Fund, L.P., a Highbridge Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the outstanding Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HIGHBRIDGE CAPITAL MANAGEMENT LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (10/24/2025)